Exhibit 99.1

Avant and IMC Execute BLK MKTTM Trademark Licensing Agreement for the German Medical Cannabis Market

TORONTO, GLIL YAM, Israel and KELOWNA B.C. -- April 4, 2024/CNW/ -- IM Cannabis Corp. (CSE: IMCC) (NASDAQ: IMCC) (the "Company", "IMCannabis", or "IMC"), a leading medical cannabis company with operations in Israel and Germany, and Avant Brands Inc. (TSX: AVNT) (OTCQX: AVTBF) (FRA: 1BU0) (“Avant”) a leading producer of innovative cannabis products, jointly announce the signing of an international trademark licensing agreement (the “Licensing Agreement”) granting Adjupharm GmbH, IMC’s German subsidiary (“Adjupharm” or "IMC Germany", as applicable), the exclusive right to launch the BLK MKTTM brand in the German medical cannabis market. The Licensing Agreement constitutes another major milestone with respect to the relationship between the two cannabis companies.

Under the terms of the Trademark License Agreement, Avant’s subsidiary will grant IMC Germany the license to utilize Avant's BLK MKTTM cannabis brand for use on their medical cannabis products. All such products will contain cannabis cultivated exclusively by Avant and subsequently exported to Germany. The collaboration between the two companies anticipates a positive outcome in the emerging German medical cannabis market, especially following the recent legalization by the government on April 1st.

The Licensing Agreement signals IMC’s commitment to implementing a premium strategy in Germany as well as in Israel and acts as another step to establish Avant’s position in the ultra-premium segment in Israel and Germany. IMC and Avant have had a productive partnership so far, combining Avant’s premium cannabis products with IMC’s sales, marketing and distribution expertise in Israel.  Both companies believe the Licensing Agreement will enhance the companies’ capabilities to meet the demands of the German market.

“By evolving our partnership with Avant, we continue to improve our supply chain and ability to provide ultra-premium, quality brand and product to the German medical cannabis market,” Oren Shuster, CEO of IMC commented.

“We believe that our collaboration with Avant will continue to accelerate the strong momentum we have established in the German medical cannabis market,” stated Richard Balla, CEO of IMC Germany.

“This agreement represents another major milestone with respect to our highly successful multi-year partnership with IMC,” said Norton Singhavon, CEO, Avant Brands.

“We are very excited to be working with IMC’s German team” said David Lynn, COO, Avant Brands. “We are confident that they will do an outstanding job launching the BLK MKT brand in Germany”.

Avant’s three largest cultivation facilities all hold ICANN-GAP and GACP certifications; thus, Avant is positioned to potentially distribute its premium cannabis flower into international markets.

IMC Germany is the 6th largest distributor of medical cannabis flowers in Germany and is number 1 in sales per SKU, growing +180% in 2023.1

1Insight Health December 2023

About IM Cannabis Corp.

IMC (Nasdaq: IMCC) (CSE: IMCC) is an international cannabis company that provides premium cannabis products to medical patients in Israel and Germany, two of the largest medical cannabis markets. The Company has recently exited operations in Canada to pivot its focus and resources to achieve sustainable and profitable growth in its highest value markets, Israel and Germany. The Company leverages a transnational ecosystem powered by a unique data-driven approach and a globally sourced product supply chain. With an unwavering commitment to responsible growth and compliance with the strictest regulatory environments, the Company strives to amplify its commercial and brand power to become a global high-quality cannabis player.

The IMC ecosystem operates in Israel through its commercial relationship with Focus Medical Herbs Ltd., which imports and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms, distribution centers, and logistical hubs in Israel that enable the safe delivery and quality control of IMC products throughout the entire value chain. In Germany, the IMC ecosystem operates through Adjupharm GmbH, where it distributes cannabis to pharmacies for medical cannabis patients. Until recently, the Company also actively operated in Canada through Trichome Financial Corp and its wholly owned subsidiaries, where it cultivated, processed, packaged, and sold premium and ultra-premium cannabis for the adult-use market in Canada. The Company has exited operations in Canada and considers these operations discontinued.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking information or forward-looking statements under applicable Canadian and U.S. securities laws (collectively, "forward-looking statements"). All information that addresses activities or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements relating to statements relating to compliance with Nasdaq's continued listing requirements, and timing and effect thereof and the potential for an extension to regain compliance; Company leaving the Canadian cannabis market to focus on Israel, Germany and Europe and the potential outcome of the Licensing Agreement and the effect of collaboration with Avant in the German market.

The above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include:  the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry; unexpected changes in governmental policies and regulations in the jurisdictions in which the Company operates; the Company's ability to continue to meet the listing requirements of the Canadian Securities Exchange and the NASDAQ Capital Market; any unexpected failure to maintain in good standing or renew its licenses; the ability of the Company and Focus Medical (collectively, the "Group") to deliver on their sales commitments or growth objectives; the reliance of the Group on third-party supply agreements to provide sufficient quantities of medical cannabis to fulfil the Group's obligations; the Group's possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Group; the impact of increasing competition; any lack of merger and acquisition opportunities; adverse market conditions; the inherent uncertainty of production quantities, qualities and cost estimates and the potential for unexpected costs and expenses; risks of product liability and other safety-related liability from the usage of the Group's cannabis products; supply chain constraints; reliance on key personnel; the risk of defaulting on existing debt and war, conflict and civil unrest in Eastern Europe and the Middle East.

Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking information is made. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Company Contact:

Anna Taranko, Director Investor & Public Relations
IM Cannabis Corp.
+49 157 80554338
a.taranko@imcannabis.de

Oren Shuster, CEO
IM Cannabis Corp.
info@imcannabis.com